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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                     (INFORMATION PURSUANT TO RULE 13D-101)

                        AUDITS & SURVEYS WORLDWIDE, INC.
                           (NAME OF SUBJECT COMPANY)

                      UNITED INFORMATION ACQUISITION CORP.
                         UNITED INFORMATION GROUP, INC.
                                   (BIDDERS)

                          COMMON STOCK, PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)
                                   050839109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             RICHARD M. BLOCK, ESQ.
                         UNITED INFORMATION GROUP, INC.
                       TWO WORLD TRADE CENTER, SUITE 5550
                               NEW YORK, NY 10048
                                 (212) 306-0850
                            ------------------------

                                    COPY TO:

                             JAMES E. ABBOTT, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                JANUARY 19, 1999
       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)
                           CALCULATION OF FILING FEE

Transaction valuation: $43,169,693
Amount of filing fee: $8,634

------------------------

* For purposes of calculating amount of fee only. This amount assumes the purchase of 13,935,355 shares of Common Stock, par value $.01 per share, of Audits & Surveys Worldwide, Inc. at a price of $3.24 per share. Such number of shares represents all outstanding shares as of January 19, 1999, plus the number of shares issuable upon the exercise of all outstanding options or other rights to acquire shares, and the valuation amount is reduced by the exercise price of such rights.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                  Filing Party: N/A

Form or Registration No.: N/A                Date Filed: N/A

                                             Exhibit Index is located on Page 8

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
                                 14D-1 AND 13D

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1.  Names of Reporting Persons: United Information Acquisition Corp.

   S.S. or I.R.S. Identification No. of Above Person: Not applicable

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2.  Check the Appropriate Box if a Member of Group (See Instructions)

                                                                         (a) / /

                                                                         (b) / /

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3.  SEC Use Only

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4.  Sources of Funds (See Instructions)

    WC

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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)

                                                                             / /

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6.  Citizenship or Place of Organization

    DELAWARE

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7.  Aggregate Amount Beneficially Owned by Each Reporting Person*

    6,389,618*

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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
    (See Instructions)

                                                                             / /

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9.  Percent of Class Represented by Amount in Row (7)

    48.7%

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10. Type of Reporting Person (See Instructions)

    CO

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                               Page 2 of 8 Pages
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                                 14D-1 AND 13D

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(1) Name of Reporting Persons:  United Information Group, Inc.

    S.S. I.R.S. Identification No. of Above Person: 36-2948619

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(2) Check the Appropriate Box if a Member of a Group (See Instructions):

                                                                         (a) / /

                                                                         (b) / /

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(3) SEC Use Only

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(4) Sources of Funds (See Instructions)

    WC

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(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)

                                                                             / /

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(6) Citizenship or Place of Organization:

    Delaware

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(7) Aggregate Amount Beneficially Owned by Each Reporting Person*

    6,389,618*

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(8) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)

                                                                             / /

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(9) Percent of Class Represented by Amount in Row (7)

    48.7%

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(10) Type of Reporting Person (See instructions)

    CO,HC

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*   This Statement on Schedule 14D-1 relates to the offer by United Information
    Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of United Information Group, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Audits & Surveys Worldwide, Inc. (the "Company"), at a price of $3.24 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 1999 (the "Offer to Purchase") and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
    (a)(2), respectively (the "Offer").

                              (Page 3 of 8 Pages)

    On January 19, 1999, Purchaser, the Company and United News & Media Group Limited entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to certain terms and conditions, Purchaser agreed to commence the Offer to Purchase, and following consummation thereof, to merge with and into the Company. In connection with the Merger Agreement, Purchaser and certain stockholders of the Company beneficially owning in the aggregate 6,389,618 Shares (representing approximately 48.7% of the issued and outstanding Shares and approximately 45.9% of the Shares on a fully diluted basis) entered into an Inducement Agreement dated as of January 19, 1999 (the "Inducement Agreement"), pursuant to which, among other things, each such stockholder has agreed (i) to grant Purchaser an irrevocable proxy to vote and otherwise act with respect to the Shares then owned by such stockholder in favor of the approval and adoption of the Merger Agreement, the Merger (as defined in the Merger Agreement) and all the transactions contemplated by the Merger Agreement and the Inducement Agreement and any other actions required in furtherance thereof and against any other proposal for any business combination between the Company and any other person or entity other than Purchaser during the period specified therein, (ii) to grant an option to purchase such Shares at a price of $3.24 per Share, under certain circumstances, and (iii) to tender the Shares held by such stockholder pursuant to the Offer. Copies of the Merger Agreement and the Inducement Agreement have been filed as Exhibit (c)(1) and Exhibit (c)(2), respectively to this Schedule 14D-1 and 13D, and are incorporated herein by reference.

    This Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Purchaser of beneficial ownership of the Shares subject to the Inducement Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Audits & Surveys Worldwide, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 650 Avenue of the Americas, New York, New York 10011.

    (b) This Statement on Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding Shares of the Company, at $3.24 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Based upon information provided by the Company there were 13,116,136 Shares outstanding as of January 19, 1999. The information set forth in the introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This statement is being filed by Parent and Purchaser. The information concerning the name, state or other place of organization, its principal business and the address of its principal office with respect to each of Parent and Purchaser are set forth in the Introduction and "Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on
Schedule I to the Offer to Purchase, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                              (Page 4 of 8 Pages)
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ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments;" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments" and "Section 11. Purpose of the Offer; Plans for the Surviving Corporation after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in "Section 6. Price Range of the Shares" and "Section 13. Effect of the Offer on Market for Shares; American Stock Exchange Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent" and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent" and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, "Section 8. Certain Information Concerning Purchaser and Parent," and "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth and in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

                              (Page 5 of 8 Pages)
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ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, "Section 10. Background of the Offer; Contacts with the Company; Merger Agreement; Inducement Agreement; Employment Amendments" of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in "Section 15. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 13. Effect of the Offer on Market for Shares; American Stock Exchange Listing; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated January 26, 1999

    (a)(2) Letter of Transmittal

    (a)(3) Notice of Guaranteed Delivery

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Press release dated January 20, 1999

    (a)(8) Summary advertisement dated January 26, 1999

    (b) None.

    (c)(1) Agreement and Plan of Merger dated as of January 19, 1999 among United News & Media Group Limited, United Information Acquisition Corp. and Audits & Surveys Worldwide, Inc.

    (c)(2) Inducement Agreement dated as of January 19, 1999 among United Information Acquisition Corp., Solomon Dutka and Carl Ravitch.

    (d) None.

    (e) Not applicable.

    (f) Not applicable.

                              (Page 6 of 8 Pages)
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                                   SIGNATURE

    After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 1999

                                UNITED INFORMATION GROUP, INC.

                                By:              /s/ RICHARD BLOCK
                                     -----------------------------------------
                                                Name: Richard Block
                                               Title: Vice President

                                UNITED INFORMATION ACQUISITION CORP.

                                By:              /s/ RICHARD BLOCK
                                     -----------------------------------------
                                                Name: Richard Block
                                                  Title: President

                              (Page 7 of 8 Pages)
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
                                                                                                         PAGE NO. IN
  EXHIBIT                                                                                               SEQUENTIALLY
    NO.                                              TITLE                                            NUMBERED SCHEDULE
-----------  -------------------------------------------------------------------------------------  ---------------------
     (a)(1)  Offer to Purchase, dated January 26, 1999
     (a)(2)  Letter of Transmittal
     (a)(3)  Notice of Guaranteed Delivery
     (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
     (a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
             their Clients
     (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
     (a)(7)  Press release, dated January 20, 1999
     (a)(8)  Summary advertisement dated January 26, 1999
     (c)(1)  Agreement and Plan of Merger, dated as of January 19, 1999, among United News & Media
             Group Limited, United Information Acquisition Corp. and Audits & Surveys Worldwide,
             Inc.
     (c)(2)  Inducement Agreement, dated as of January 19, 1999 among United Information
             Acquisition Corp., Solomon Dutka and Carl Ravitch

                              (Page 8 of 8 Pages)